SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

CHART ACQUISITION CORP.

(Name of Subject Company)

CHART ACQUISITION CORP.
(Name of Person Filing Statement)

Warrants to Purchase Shares of Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

161151 113
(CUSIP Number of Class of Securities)

Joseph R. Wright
c/o The Chart Group, L.P.
555 5th Avenue, 19th Floor
New York, NY 10017
(212) 350-8205
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Douglas S. Ellenoff, Esq.

Stuart Neuhauser, Esq.

Joshua N. Englard, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, New York 10105

(212) 370-1300

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.    SUBJECT COMPANY INFORMATION.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Statement”) relates is Chart Acquisition Corp., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at c/o The Chart Group, L.P., 555 5th Avenue, 19th Floor, New York, New York 10017. The Company’s telephone number at this address is (212) 350-8205.

Securities

This Statement relates to the Company’s outstanding Warrants (as defined below). As of May 14, 2015, the date of commencement of the Offer (as defined below), there were issued and outstanding 7,875,000 Warrants, including 7,500,000 Warrants issued in the Company’s initial public offering (“IPO”) and 375,000 Warrants issued in a private placement that was consummated simultaneously with the IPO. All such Warrants have an exercise price of $11.50 per share.

Item 2.      IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address

The Company is the person filing this Statement. The name, business address and business telephone number of the Company are set forth in Item 1 above.

Tender Offer

This Statement relates to the offer by Chart Acquisition Group LLC (the “Sponsor”), Joseph R. Wright (“Mr. Wright”) and Cowen Investments LLC (“Cowen” and, together with the Sponsor and Mr. Wright, the “Purchasers”) to purchase for cash up to 6,844,800 of the warrants of the Company (the “Warrants”), each warrant exercisable to purchase one share of common stock, par value $0.0001 per share, of the Company (the “Common Stock”), at a price of $0.30 per Warrant, net to the seller in cash, without interest (the “Purchase Price”), for an aggregate purchase price of up to $2,053,440. The offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated May 14, 2015 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with exhibits thereto, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2015 by the Purchasers, The Chart Group L.P., the managing member of the Sponsor, and RCG LV Pearl LLC, the sole member of Cowen and a subsidiary of Cowen Group, Inc. (together with the Purchasers and Chart Group L.P., the “Schedule TO Filing Persons”).

The Company filed a preliminary proxy statement with the SEC on May 14, 2015 announcing a special meeting, at which the Company will seek approval of its stockholders of proposals (the “Proposals”) to (i) amend the Company’s amended and restated articles of incorporation (the “Charter”) to extend the date before which the Company must complete a business combination from June 13, 2015 (the “Current Termination Date”) to July 31, 2015 (the “Extended Termination Date”) and allow holders of the Company’s public shares to redeem their public shares for a pro rata portion of the funds available in the trust account (the “Extension Amendment”) and (ii) amend the amended and restated investment trust agreement established in connection with the IPO to reflect the Extended Termination Date and permit distributions from the trust account established by the Company in connection with the IPO (the “Trust Account”) to holders of its public shares properly demanding redemption in connection with the Extension Amendment (the “Trust Amendment”). If the Extension Amendment and the Trust Amendment are approved (and not abandoned), the Company will afford its public stockholders the right to redeem their shares for a pro rata portion of the funds available in the Trust Account at the time the Extension Amendment and the Trust Amendment become effective.

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The purpose of the Extension Amendment and the Trust Amendment is to allow the Company more time to complete its proposed business combination pursuant to which the Company and Tempus Applied Solutions, LLC (“Tempus”) will combine under a new holding company called Tempus Applied Solutions Holdings, Inc. (“Tempus Holdings”) in accordance with the terms and provisions of the Agreement and Plan of Merger (as amended, the “Merger Agreement”), dated January 5, 2015, by and among Tempus, the members of Tempus, the members’ representative, the Company, Tempus Holdings, Chart Merger Sub Inc., TAS Merger Sub LLC, the Company’s representative and the Purchasers. As a result, the Company’s board of directors (the “Board of Directors”) determined that it was in the best interests of the Company’s stockholders to extend the termination date from the Current Termination Date to the Extended Termination Date, and provide that the date for cessation of operations of the Company if the Company has not completed a business combination would similarly be extended.

If the Extension Amendment and the Trust Amendment are approved (and not abandoned), and the Offer is completed (and not terminated), the Company will amend the terms of its outstanding Warrants to extend the date for automatic termination of the Warrants if the Company has not consummated a business combination from the Current Termination Date to the Extended Termination Date. Holders of Warrants (the “Holders”) will continue to have five years from the consummation of the Company’s business combination to exercise such Warrants. See the section of the Offer to Purchase titled “The Offer – Section 11. Important Information Concerning the Company – Summary of the Warrants.”

In addition, the consummation of the transactions contemplated by the Merger Agreement is subject to the completion of a separate tender offer by the Purchasers to purchase up to 3,422,400 Warrants (subject to reduction of one Warrant for every two Warrants that are tendered in the Offer) at a purchase price of $0.60 per Warrant (the “Business Combination Tender Offer”), subject to proration. The remaining funds deposited in accordance with the escrow agreement pursuant to which the Purchasers have deposited an aggregate of $2,053,440 for the benefit of the Holders will be used for the purchase of the Warrants validly tendered in the Offer and in the Business Combination Tender Offer.

As set forth in the Schedule TO, the business address of the Sponsor, The Chart Group, L.P. and Mr. Wright are the business address and telephone number of the Company set forth under Item 1 above and the business address of Cowen and RCG LV Pearl LLC is RCG LV Pearl LLC, 599 Lexington Avenue, New York, NY 10022.

The Company does not take any responsibility for the accuracy or completeness of any information set forth in the Schedule TO which is summarized herein or any failure by the Schedule TO Filing Persons to disclose events or circumstances that may have occurred and may affect the accuracy or completeness of such information.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Conflicts of Interest

The information set forth in the section of the Offer to Purchase titled “The Offer –Section 9. Interests of Directors and Executive Officers; Certain Agreements” and in the sections of the Company’s Annual Report on Form 10-K filed with the SEC on March 10, 2015, as amended, titled “Item 11 –Executive Compensation”, “Item 12 –Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 13 –Certain Relationships and Related Transactions, and Director Independence” are incorporated herein by reference.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

Solicitation or Recommendation

The Board of Directors has determined to take no position and make no recommendation, and to express no opinion and to remain neutral, with respect to the Offer. The Board of Directors has determined that a Holder’s decision regarding whether or not to tender its Warrants in the Offer is a personal investment decision based upon each individual Holder’s particular circumstances. The Board of Directors urges each Holder to make its own decision regarding the Offer based on all of the available information, including the adequacy of the Offer price in light of the Holder’s own investment objectives, the Holder’s views as to the Company’s prospects and outlook, the factors considered by the Board of Directors, as described below, including the fact that Holders that do not tender their Warrants in the Offer but subsequently tender their Warrants in the Business Combination Tender Offer would receive $0.60 per Warrant (instead of $0.30 per Warrant), subject to proration, and any other factors that the Holder deems relevant to its investment.

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Reasons for the Recommendation of the Company’s Board of Directors

In determining not to make a recommendation to Holders with respect to the Offer, the Board of Directors considered a number of factors, including the following:

On December 13, 2012, the registration statement (File No. 333-177280) for the IPO was declared effective by the SEC. In connection with the IPO, the Purchasers committed to offer to purchase up to 3,750,000 Warrants at a purchase price of $0.60 per Warrant in a proposed tender offer that would commence after the announcement of the Company’s initial business combination and would be completed upon consummation of, or, if required in order to comply with SEC rules and regulations, immediately subsequent to, such business combination and in the event the Company liquidates upon a failure to consummate an initial business combination Holders would receive a pro rata distribution of the amount in an escrow account set up by the Purchasers in the amount of $0.30 for each Warrant they hold.

Pursuant to the Charter, the Company currently must complete a business combination by June 13, 2015. On January 5, 2015, the Company signed the Merger Agreement for a business combination transaction with Tempus. Tempus Holdings initially filed a registration statement on Form S-4 with the SEC on January 9, 2015, which includes a preliminary proxy statement/prospectus with respect to the proposed business combination.

In connection with the Extension Amendment, the Purchasers have collectively agreed to conduct the Offer to purchase up to 6,844,800 of the outstanding Warrants at a price of $0.30 per Warrant (reduced from 7,500,000 Warrants originally issued in connection with the IPO as a result of the purchase of 7,700 Warrants by the Purchasers for $0.30 per Warrant pursuant to the Initial Warrant Tender Offer (as defined in the Offer to Purchase) and the purchase of 647,500 Warrants by the Purchasers for $0.30 per Warrant pursuant to the Second Warrant Tender Offer (as defined in the Offer to Purchase)) in connection with, and contingent upon, approval of the Proposals and the effectiveness of the Extension Amendment and the Trust Amendment. The Purchasers are making the Offer to purchase the Warrants to provide Holders that may not wish to retain their Warrants following the Current Termination Date the possibility of receiving cash for their Warrants and enable them to receive the same $0.30 per Warrant they would have been entitled to receive if the Company liquidated promptly after the Current Termination Date.

The Purchasers have agreed to commence the Business Combination Tender Offer in connection with the proposed business combination, pursuant to which the Purchasers will offer to purchase up to 3,422,400 Warrants (subject to reduction of one Warrant for every two Warrants that are tendered in the Offer) at a purchase price of $0.60 per Warrant, which offer would close upon the consummation of, or, if required in order to comply with SEC rules and regulations, immediately subsequent to, the proposed business combination with Tempus. Consequently, Holders that do not tender their Warrants in the Offer but subsequently tender their Warrants in the Business Combination Tender Offer would receive $0.60 per Warrant, instead of $0.30 per Warrant. However, there is no guarantee that the Extension Amendment will be approved or that the Business Combination Tender Offer will be consummated. Furthermore, the Business Combination Tender Offer, although priced higher than the Offer, would be subject to proration, in contrast to the Offer, which is not subject to proration.

In the event that the proposed business combination with Tempus is consummated prior to the Current Termination Date (or the Extended Termination Date if the Extension Amendment is approved), any Warrants not tendered would remain issued and outstanding following such business combination, and may be worth more or less than the $0.30 or $0.60 prices of the Offer and the Business Combination Tender Offer, respectively. In addition, there is no certainty as to when the Common Stock would trade above the $11.50 exercise price, if ever. The Warrants will expire five years from the consummation of the initial business combination (or earlier upon the liquidation of the Company).

In the event that the Extension Amendment is not approved, and the Company were to liquidate upon a failure to consummate the initial business combination prior to the Current Termination Date (or prior to the Extended Termination Date in the event that the Extension Amendment is approved), Holders would receive a pro rata distribution of the amount in an escrow account set up by the Purchasers in the amount of $0.30 for each Warrant they hold. Consequently, Holders that do not tender their Warrants in the Offer would still receive $0.30 per Warrant in the event that the Company were to liquidate upon a failure to consummate a business combination. However, such Holders might have to wait until the Extended Termination Date to receive such funds.

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The foregoing discussion of material factors considered by the Board of Directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its neutral recommendation. In addition, individual members of the Board of Directors may have assigned different weights to different factors.

Intent to Tender

After reasonable inquiry and to our knowledge, none of our directors, executive officers, affiliates or subsidiaries currently intends to tender any Warrants held of record or beneficially owned by such person pursuant to the Offer.

Item 5.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Company nor the Board of Directors nor any person acting on their behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the Holders with respect to the Offer, except that the Company has agreed to reimburse the Schedule TO Filing Persons for all expenses they incur in connection with the Offer, provided that the business combination is consummated.

Item 6.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions with respect to the Warrants have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries within the past 60 days, except for the purchase of 647,500 Warrants by the Purchasers for $0.30 per Warrant pursuant to the Second Warrant Tender Offer on March 11, 2015.

Item 7.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as described in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Warrants by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as described in this Statement, to the knowledge of the Board and the Company, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer which relate to one or more of the matters referred to in the preceding sentence.

Item 8.     ADDITIONAL INFORMATION.

Not applicable.

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Item 9.    EXHIBITS.

The following exhibits are filed herewith:

Exhibit Number	Description

(a)	Not applicable.

(e)(1)	Underwriting Agreement, dated December 13, 2012, by and between Chart Acquisition Corp., Deutsche Bank Securities Inc. and Cowen and Company, LLC, as representatives of the underwriters (incorporated by reference to Exhibit 1.1 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).

(e)(2)	Second Amended and Restated Warrant Agreement, dated March 11, 2015, by and between Continental Stock Transfer & Trust Company and Chart Acquisition Corp. (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on March 13, 2015).

(e)(3)	Form of Third Amended and Restated Warrant Agreement (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by the Purchasers on May 14, 2015).

(e)(4)	Second Amended and Restated Letter Agreement, dated March 11, 2015, by and among Chart Acquisition Corp., certain of its security holders and its officers and directors, Deutsche Bank Securities, Inc. and Cowen and Company, LLC (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by Chart Acquisition Corp. on March 13, 2015).

(e)(5)	Form of Third Amended and Restated Letter Agreement (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed by the Purchasers on May 14, 2015).

(e)(6)	Second Amended and Restated Investment Management Trust Agreement, dated March 11, 2015, by and between Chart Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on March 13, 2015).

(e)(7)	Form of Third Amended and Restated Investment Management Trust Agreement (incorporated by reference to Exhibit (d)(7) to the Schedule TO filed by the Purchasers on May 14, 2015).

(e)(8)	Registration Rights Agreement, dated December 13, 2012, by and among Chart Acquisition Corp., Chart Acquisition Group LLC, Cowen Overseas Investment LP and the other signatories thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).

(e)(9)	Promissory Note, dated February 7, 2014, issued to Joseph R. Wright (incorporated by reference to Exhibit 10.13 to the Form 10-K filed by Chart Acquisition Corp. on March 17, 2014).

(e)(10)	Promissory Note, dated February 4, 2014, issued to Cowen Overseas LP (incorporated by reference to Exhibit 10.14 to the Form 10-K filed by Chart Acquisition Corp. on March 17, 2014).

(e)(11)	Promissory Note, dated February 11, 2014, issued to Chart Acquisition Group (incorporated by reference to Exhibit 10.15 to the Form 10-K filed by Chart Acquisition Corp. on March 17, 2014).

(e)(12)	Form of Convertible Promissory Note, dated September 9, 2014 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on September 12, 2014).

(e)(13)	Promissory Note, dated February 11, 2014, issued to Chart Acquisition Group (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on September 12, 2014).

(e)(14)	Form of Promissory Note, dated February 4, 2015 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on February 5, 2015).

(e)(15)	Second Amended and Restated Escrow Agreement, dated March 11, 2015, by and among Chart Acquisition Group, LLC, Joseph R. Wright, Cowen Investments LLC, Continental Stock Transfer & Trust Company, Deutsche Bank Securities, Inc. and Cowen and Company, LLC (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by Chart Acquisition Corp. on March 13, 2015).

(e)(16)	Form of Third Amended and Restated Escrow Agreement (incorporated by reference to Exhibit (d)(16) to the Schedule TO filed by the Purchasers on May 14, 2015).

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(e)(17)	Agreement and Plan of Merger, dated January 5, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, the Chart Representative and the Warrant Offerors (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Chart Acquisition Corp. on January 7, 2015).

(e)(18)	First Amendment to the Agreement and Plan of Merger, dated March 20, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, the Chart Representative and the Warrant Offerors (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on March 20, 2015).

(e)(19)	Supporting Stockholder Agreement, dated January 5, 2015, by and among Tempus Applied Solutions LLC, the Members’ Representative and the stockholders of Chart Acquisition Corp. named therein (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on January 7, 2015).

(e)(20)	Form of Registration Rights Agreement by and among Tempus Applied Solutions Holdings, Inc. and the stockholders of Tempus Applied Solutions Holdings, Inc. named therein (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on January 7, 2015).

(g)	Not applicable.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2015	CHART ACQUISITION CORP.

	By:	/s/ Michael LaBarbera
Name: Michael LaBarbera
Title: Chief Financial Officer and Secretary

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INDEX TO EXHIBITS

Exhibit Number	Description

(a)	Not applicable.

(e)(1)	Underwriting Agreement, dated December 13, 2012, by and between Chart Acquisition Corp., Deutsche Bank Securities Inc. and Cowen and Company, LLC, as representatives of the underwriters (incorporated by reference to Exhibit 1.1 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).

(e)(2)	Second Amended and Restated Warrant Agreement, dated March 11, 2015, by and between Continental Stock Transfer & Trust Company and Chart Acquisition Corp. (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on March 13, 2015).

(e)(3)	Form of Third Amended and Restated Warrant Agreement (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by the Purchasers on May 14, 2015).

(e)(4)	Second Amended and Restated Letter Agreement, dated March 11, 2015, by and among Chart Acquisition Corp., certain of its security holders and its officers and directors, Deutsche Bank Securities, Inc. and Cowen and Company, LLC (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by Chart Acquisition Corp. on March 13, 2015).

(e)(5)	Form of Third Amended and Restated Letter Agreement (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed by the Purchasers on May 14, 2015).

(e)(6)	Second Amended and Restated Investment Management Trust Agreement, dated March 11, 2015, by and between Chart Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on March 13, 2015).

(e)(7)	Form of Third Amended and Restated Investment Management Trust Agreement (incorporated by reference to Exhibit (d)(7) to the Schedule TO filed by the Purchasers on May 14, 2015).

(e)(8)	Registration Rights Agreement, dated December 13, 2012, by and among Chart Acquisition Corp., Chart Acquisition Group LLC, Cowen Overseas Investment LP and the other signatories thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).

(e)(9)	Promissory Note, dated February 7, 2014, issued to Joseph R. Wright (incorporated by reference to Exhibit 10.13 to the Form 10-K filed by Chart Acquisition Corp. on March 17, 2014).

(e)(10)	Promissory Note, dated February 4, 2014, issued to Cowen Overseas LP (incorporated by reference to Exhibit 10.14 to the Form 10-K filed by Chart Acquisition Corp. on March 17, 2014).

(e)(11)	Promissory Note, dated February 11, 2014, issued to Chart Acquisition Group (incorporated by reference to Exhibit 10.15 to the Form 10-K filed by Chart Acquisition Corp. on March 17, 2014).

(e)(12)	Form of Convertible Promissory Note, dated September 9, 2014 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on September 12, 2014).

(e)(13)	Promissory Note, dated February 11, 2014, issued to Chart Acquisition Group (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on September 12, 2014).

(e)(14)	Form of Promissory Note, dated February 4, 2015 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on February 5, 2015).

(e)(15)	Second Amended and Restated Escrow Agreement, dated March 11, 2015, by and among Chart Acquisition Group, LLC, Joseph R. Wright, Cowen Investments LLC, Continental Stock Transfer & Trust Company, Deutsche Bank Securities, Inc. and Cowen and Company, LLC (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by Chart Acquisition Corp. on March 13, 2015).

(e)(16)	Form of Third Amended and Restated Escrow Agreement (incorporated by reference to Exhibit (d)(16) to the Schedule TO filed by the Purchasers on May 14, 2015).

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(e)(17)	Agreement and Plan of Merger, dated January 5, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, the Chart Representative and the Warrant Offerors (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Chart Acquisition Corp. on January 7, 2015).

(e)(18)	First Amendment to the Agreement and Plan of Merger, dated March 20, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, the Chart Representative and the Warrant Offerors (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on March 20, 2015).

(e)(19)	Supporting Stockholder Agreement, dated January 5, 2015, by and among Tempus Applied Solutions LLC, the Members’ Representative and the stockholders of Chart Acquisition Corp. named therein (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on January 7, 2015).

(e)(20)	Form of Registration Rights Agreement by and among Tempus Applied Solutions Holdings, Inc. and the stockholders of Tempus Applied Solutions Holdings, Inc. named therein (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on January 7, 2015).

(g)	Not applicable.

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